EXHIBIT 99-77b2



Securities and Exchange Commission                                 May 20, 2002
450 Fifth Street, NW
Washington, DC  20549

Arthur Andersen LLP ("Andersen") has represented to the Northern Funds (the "Trust"), a Delaware business trust and registered management investment company, that its audit of the Trust for the year ended March 31, 2002, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards. Additionally, Andersen represented that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.


Northern Funds

/s/ Brian P. Ovaert
by Brian P. Ovaert
Treasurer